# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Waterdrop Inc., CIK 0001823986
CUSIP: 94132V105
Title of class of securities: Class A Ordinary Shares, par value US$0.000005 per share
Address of issuer's principal executive offices: Block C, Wangjing Science and Tech. Park, No. 2 Lize Zhonger Road, Chaoyang Distri, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-020454
Filed by CIK 0001699470

## Reporting persons
- Gaorong Technology Consulting Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 74,814,973; sole dispositive power 0; shared dispositive power 74,814,973; aggregate amount beneficially owned 74,814,973 (2.66% of the class); the aggregate amount excludes certain shares
  Comment: Comments to item 2(b): This statement on Schedule 13G is filed by Gaorong Technology Consulting Limited ("Gaorong Technology"), Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership) ("Suzhou Gaorong"), Xizang Gaorong Capital Management Co., Ltd. ("Xizang Gaorong"), Beijing Gaorong Capital Management Consulting Co., Ltd ("Beijing Gaorong"), Gaorong Group Holdings Limited ("Gaorong Holdings"), Banyan Partners Fund III, L.P. ("Banyan Fund III"), Banyan Partners Fund III-A, L.P. ("Banyan Fund III-A") and Banyan Partners III Ltd. ("Banyan III GP", collectively with Gaorong Technology, Suzhou Gaorong, Xizang Gaorong, Beijing Gaorong, Gaorong Holdings, Banyan Fund III, Banyan Fund III-A, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Comments to item 6&8&9: Represents 74,814,973 Class A ordinary shares directly held by Gaorong Technology. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology. Gaorong Holdings directly holds 57,368,488 Class A ordinary shares. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan Fund III directly holds 22,438,823 Class A ordinary shares and Banyan Fund III-A directly holds 1,435,546 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings.
  
  Comments to item 10: Gaorong Technology disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Holdings, Banyan Fund III and Banyan Fund III-A.
  
  Comments to item 11: Calculation is based on 3,616,625,100 ordinary shares issued and outstanding as of March 31, 2025, consisting of 2,814,720,121 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2025 (the "Issuer's 20-F Filing"). Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Gaorong Technology represent approximately 0.75% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 74,814,973; sole dispositive power 0; shared dispositive power 74,814,973; aggregate amount beneficially owned 74,814,973 (2.66% of the class); the aggregate amount excludes certain shares
  Comment: Comments to item 2(b): This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Comments to item 6&8&9: Represents 74,814,973 Class A ordinary shares directly held by Gaorong Technology. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology. Gaorong Holdings directly holds 57,368,488 Class A ordinary shares. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan Fund III directly holds 22,438,823 Class A ordinary shares and Banyan Fund III-A directly holds 1,435,546 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings.
  
  Comments to item 10: Suzhou Gaorong disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Holdings, Banyan Fund III and Banyan Fund III-A.
  
  Comments to item 11: Calculation is based on 3,616,625,100 ordinary shares issued and outstanding as of March 31, 2025, consisting of 2,814,720,121 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer's 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Suzhou Gaorong represent approximately 0.75% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Xizang Gaorong Capital Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 74,814,973; sole dispositive power 0; shared dispositive power 74,814,973; aggregate amount beneficially owned 74,814,973 (2.66% of the class); the aggregate amount excludes certain shares
  Comment: Comments to item 2(b): This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Comments to item 6&8&9: Represents 74,814,973 Class A ordinary shares directly held by Gaorong Technology. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology. Gaorong Holdings directly holds 57,368,488 Class A ordinary shares. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan Fund III directly holds 22,438,823 Class A ordinary shares and Banyan Fund III-A directly holds 1,435,546 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings.
  
  Comments to item 10: Xizang Gaorong disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Holdings, Banyan Fund III and Banyan Fund III-A.
  
  Comments to item 11: Calculation is based on 3,616,625,100 ordinary shares issued and outstanding as of March 31, 2025, consisting of 2,814,720,121 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer's 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Xizang Gaorong represent approximately 0.75% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Beijing Gaorong Capital Management Consulting Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 74,814,973; sole dispositive power 0; shared dispositive power 74,814,973; aggregate amount beneficially owned 74,814,973 (2.66% of the class); the aggregate amount excludes certain shares
  Comment: Comments to item 2(b): This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Comments to item 6&8&9: Represents 74,814,973 Class A ordinary shares directly held by Gaorong Technology. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology. Gaorong Holdings directly holds 57,368,488 Class A ordinary shares. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan Fund III directly holds 22,438,823 Class A ordinary shares and Banyan Fund III-A directly holds 1,435,546 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings.
  
  Comments to item 10: Beijing Gaorong disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Holdings, Banyan Fund III and Banyan Fund III-A.
  
  Comments to item 11: Calculation is based on 3,616,625,100 ordinary shares issued and outstanding as of March 31, 2025, consisting of 2,814,720,121 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer's 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Beijing Gaorong represent approximately 0.75% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Gaorong Group Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 57,368,488; sole dispositive power 0; shared dispositive power 57,368,488; aggregate amount beneficially owned 57,368,488 (2.04% of the class); the aggregate amount excludes certain shares
  Comment: Comments to item 2(b): This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Comments to item 6&8&9: Represents 57,368,488 Class A ordinary shares directly held by Gaorong Holdings. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan Fund III directly holds 22,438,823 Class A ordinary shares and Banyan Fund III-A directly holds 1,435,546 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings. Gaorong Technology directly holds 74,814,973 Class A ordinary shares. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology.
  
  Comments to item 10: Gaorong Holdings disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Technology, Banyan Fund III and Banyan Fund III-A.
  
  Comments to item 11: Calculation is based on 3,616,625,100 ordinary shares issued and outstanding, as of March 31, 2025, consisting of 2,814,720,121 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer's 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by Gaorong Holdings represent approximately 0.57% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Banyan Partners Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 79,807,311; sole dispositive power 0; shared dispositive power 79,807,311; aggregate amount beneficially owned 79,807,311 (2.84% of the class); the aggregate amount excludes certain shares
  Comment: Comments to item 2(b): This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Comments to item 6&8&9: Consists of (i) 57,368,488 Class A ordinary shares directly held by Gaorong Holdings and (ii) 22,438,823 Class A ordinary shares directly held by Banyan Fund III. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan Fund III-A directly holds 1,435,546 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings. Gaorong Technology directly holds 74,814,973 Class A ordinary shares. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology.
  
  Comments to item 10: Banyan Fund III disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Technology and Banyan Fund III-A.
  
  Comments to item 11: Calculation is based on 3,616,625,100 ordinary shares issued and outstanding as of March 31, 2025, consisting of 2,814,720,121 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer's 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Banyan Fund III represent approximately 0.80% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Banyan Partners Fund III-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,435,546; sole dispositive power 0; shared dispositive power 1,435,546; aggregate amount beneficially owned 1,435,546 (0.05% of the class); the aggregate amount excludes certain shares
  Comment: Comments to item 2(b): This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Comments to item 6&8&9: Represents 1,435,546 Class A ordinary shares directly held by Banyan Fund III-A. Banyan Fund III directly holds 22,438,823 Class A ordinary shares. Gaorong Holdings directly holds 57,368,488 Class A ordinary shares. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings. Gaorong Technology directly holds 74,814,973 Class A ordinary shares. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology.
  
  Comments to item 10: Banyan Fund III-A disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Technology, Gaorong Holdings and Banyan Fund III.
  
  Comments to item 11: Calculation is based on 3,616,625,100 ordinary shares issued and outstanding as of March 31, 2025, consisting of 2,814,720,121 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer's 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Banyan Fund III-A represent approximately 0.01% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.
- Banyan Partners III Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 81,242,857; sole dispositive power 0; shared dispositive power 81,242,857; aggregate amount beneficially owned 81,242,857 (2.89% of the class); the aggregate amount excludes certain shares
  Comment: Comments to item 2(b): This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Comments to item 6&8&9: Consists of (i) 57,368,488 Class A ordinary shares directly held by Gaorong Holdings, (ii) 22,438,823 Class A ordinary shares directly held by Banyan Fund III, and (iii) 1,435,546 Class A ordinary shares directly held by Banyan Fund III-A. Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings. Gaorong Technology directly holds 74,814,973 Class A ordinary shares. Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology.
  
  Comments to item 10: Banyan III GP disclaims beneficial ownership over shares reported herein that are directly held by Gaorong Technology.
  
  Comments to item 11: Calculation is based on 3,616,625,100 ordinary shares issued and outstanding as of March 31, 2025, consisting of 2,814,720,121 Class A ordinary shares and 801,904,979 Class B ordinary shares, as reported in the Issuer's 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Banyan III GP represent approximately 0.81% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

## Item 1. Issuer
Name of issuer: Waterdrop Inc.
Address of issuer's principal executive offices: Block C, Wangjing Science and Technology Park, No. 2 Lize Zhonger Road, Chaoyang District, Beijing 100102, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Gaorong Technology Consulting Limited ("Gaorong Technology")

Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership) ("Suzhou Gaorong")

Xizang Gaorong Capital Management Co., Ltd. ("Xizang Gaorong")

Beijing Gaorong Capital Management Consulting Co., Ltd. ("Beijing Gaorong")

Gaorong Group Holdings Limited ("Gaorong Holdings")

Banyan Partners Fund III, L.P. ("Banyan Fund III")

Banyan Partners Fund III-A, L.P. ("Banyan Fund III-A")

Banyan Partners III Ltd. ("Banyan III GP")
Address of principal business office or, if none, residence:
The address of each of Gaorong Technology Consulting Limited and Gaorong Group Holdings Limited is:
OMC Chambers
Wickhams Cay 1
Road Town, Tortola
British Virgin Islands

The address of Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership) is:
Unit 01, 33/F, Yuanrong Centre
Xingzuo Commercial Plaza, Building 1
269 Wangdun Road
Suzhou Industrial Park
Wuzhong District, Suzhou
Jiangsu Province
People's Republic of China

The address of Xizang Gaorong Capital Management Co., Ltd. is:
2-14-10C, Chuangye Jidi Mansion
Dazi County Industrial Park
Lhasa City, Tibet Autonomous Region
People's Republic of China

The address of Beijing Gaorong Capital Management Consulting Co., Ltd. is:
503, 4/F, Building 1
6 Danling Street
Haidian District, Beijing
People's Republic of China

The address of each of Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P. and Banyan Partners III Ltd. is:
c/o Walkers Corporate Limited
190 Elgin Avenue
George Town
Grand Cayman, KY1-9008
Cayman Islands
Citizenship:
Gaorong Technology Consulting Limited: British Virgin Islands

Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership): People's Republic of China

Xizang Gaorong Capital Management Co., Ltd.: People's Republic of China

Beijing Gaorong Capital Management Consulting Co., Ltd.: People's Republic of China

Gaorong Group Holdings Limited: British Virgin Islands

Banyan Partners Fund III, L.P.: Cayman Islands

Banyan Partners Fund III-A, L.P.: Cayman Islands

Banyan Partners III Ltd.: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Gaorong Technology Consulting Limited directly holds 74,814,973 Class A ordinary shares.

Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership) directly holds no Class A ordinary shares.

Xizang Gaorong Capital Management Co., Ltd. directly holds no Class A ordinary shares.

Beijing Gaorong Capital Management Consulting Co., Ltd. directly holds no Class A ordinary shares.

Gaorong Technology is wholly owned by Suzhou Gaorong whose general partner is Xizang Gaorong. Xizang Gaorong is wholly owned by Beijing Gaorong. As such, Suzhou Gaorong, Xizang Gaorong and Beijing Gaorong may exercise voting and dispositive power over the ordinary shares held by Gaorong Technology.

Gaorong Group Holdings Limited directly holds 57,368,488 Class A ordinary shares.

Banyan Fund III and Banyan Fund III-A hold 79.33% and 14.00% of the total share capital of Gaorong Holdings, respectively, and as such Banyan Fund III may exercise voting and dispositive power over the ordinary shares held by Gaorong Holdings.

Banyan Partners Fund III, L.P. directly holds 22,438,823 Class A ordinary shares.

Banyan Partners Fund III-A, L.P. directly holds 1,435,546 Class A ordinary shares.

Banyan Partners III Ltd. directly holds no Class A ordinary shares.

Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may in the aggregate exercise voting and dispositive power over the ordinary shares held by Banyan Fund III, Banyan Fund III-A and Gaorong Holdings.

The Reporting Persons in the aggregate beneficially own 5.54% of the outstanding Class A ordinary shares, 4.32% of the total outstanding ordinary shares and 1.56% of the aggregate voting power. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G. In addition, Gaorong Technology disclaims beneficial ownership over the shares reported herein directly held by Gaorong Holdings, Banyan Fund III and Banyan Fund III-A; Gaorong Holdings disclaims beneficial ownership over the shares reported herein directly held by Gaorong Technology, Banyan Fund III and Banyan Fund III-A; Banyan Fund III disclaims beneficial ownership over the shares reported herein directly held by Gaorong Technology and Banyan Fund III-A; and Banyan Fund III-A disclaims beneficial ownership over the shares reported herein directly held by Gaorong Technology, Gaorong Holdings and Banyan Fund III. Each of the Reporting Persons may be deemed to beneficially own the percentage of Class A ordinary shares listed above which is calculated based on 2,814,720,121 outstanding Class A ordinary shares as reported in the Issuer's 20-F Filing. Each of the Reporting Persons may be deemed to beneficially own the percentage of the total ordinary shares listed above which is calculated based on 2,814,720,121 outstanding Class A ordinary shares and 801,904,979 outstanding Class B ordinary shares as reported in the Issuer's 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to nine votes. Accordingly, and based on the foregoing, each of the Reporting Persons may be deemed to beneficially own the percentage of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer listed above.
Percent of class:
Gaorong Technology Consulting Limited beneficially owns 2.66% of the outstanding Class A ordinary shares, 2.07% of the total outstanding ordinary shares and 0.75% of the aggregate voting power.

Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership) beneficially owns 2.66% of the outstanding Class A ordinary shares, 2.07% of the total outstanding ordinary shares and 0.75% of the aggregate voting power.

Xizang Gaorong Capital Management Co., Ltd. beneficially owns 2.66% of the outstanding Class A ordinary shares, 2.07% of the total outstanding ordinary shares and 0.75% of the aggregate voting power.

Beijing Gaorong Capital Management Consulting Co., Ltd. beneficially owns 2.66% of the outstanding Class A ordinary shares, 2.07% of the total outstanding ordinary shares and 0.75% of the aggregate voting power.

Gaorong Group Holdings Limited beneficially owns 2.04% of the outstanding Class A ordinary shares, 1.59% of the total outstanding ordinary shares and 0.57% of the aggregate voting power.

Banyan Partners Fund III, L.P. beneficially owns 2.84% of the outstanding Class A ordinary shares, 2.21% of the total outstanding ordinary shares and 0.80% of the aggregate voting power.

Banyan Partners Fund III-A, L.P. beneficially owns 0.05% of the outstanding Class A ordinary shares, 0.04% of the total outstanding ordinary shares and 0.01% of the aggregate voting power.

Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, in the aggregate beneficially owns 2.89% of the outstanding Class A ordinary shares, 2.25% of the total outstanding ordinary shares and 0.81% of the aggregate voting power.

The above-mentioned percents of class are calculated based on 2,814,720,121 outstanding Class A ordinary shares and 801,904,979 outstanding Class B ordinary shares as reported in the Issuer's 20-F Filing.
Sole power to vote or to direct the vote:
Gaorong Technology Consulting Limited holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership) holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Xizang Gaorong Capital Management Co., Ltd. holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Beijing Gaorong Capital Management Consulting Co., Ltd. holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Gaorong Group Holdings Limited holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Banyan Partners Fund III, L.P. holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Banyan Partners Fund III-A, L.P. holds no Class A ordinary shares with sole voting power or the ability to direct the vote.

Banyan Partners III Ltd. holds no Class A ordinary shares with sole voting power or the ability to direct the vote.
Shared power to vote or to direct the vote:
Gaorong Technology Consulting Limited holds 74,814,973 Class A ordinary shares with shared voting power or the ability to direct the vote.

Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership) holds 74,814,973 Class A ordinary shares with shared voting power or the ability to direct the vote.

Xizang Gaorong Capital Management Co., Ltd. holds 74,814,973 Class A ordinary shares with shared voting power or the ability to direct the vote.

Beijing Gaorong Capital Management Consulting Co., Ltd. holds 74,814,973 Class A ordinary shares with shared voting power or the ability to direct the vote.

Gaorong Group Holdings Limited holds 57,368,488 Class A ordinary shares with shared voting power or the ability to direct the vote.

Banyan Partners Fund III, L.P. holds 79,807,311 Class A ordinary shares with shared voting power or the ability to direct the vote.

Banyan Partners Fund III-A, L.P. holds 1,435,546 Class A ordinary shares with shared voting power or the ability to direct the vote.

Banyan Partners III Ltd. holds 81,242,857 Class A ordinary shares with shared voting power or the ability to direct the vote.
Sole power to dispose or to direct the disposition:
Gaorong Technology Consulting Limited holds no Class A ordinary shares with sole power to dispose or to direct the disposition of.

Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership) holds no Class A ordinary shares with sole power to dispose or to direct the disposition of.

Xizang Gaorong Capital Management Co., Ltd. holds no Class A ordinary shares with sole power to dispose or to direct the disposition of.

Beijing Gaorong Capital Management Consulting Co., Ltd. holds no Class A ordinary shares with sole power to dispose or to direct the disposition of.

Gaorong Group Holdings Limited holds no Class A ordinary shares with sole power to dispose or to direct the disposition of.

Banyan Partners Fund III, L.P. holds no Class A ordinary shares with sole power to dispose or to direct the disposition of.

Banyan Partners Fund III-A, L.P. holds no Class A ordinary shares with sole power to dispose or to direct the disposition of.

Banyan Partners III Ltd. holds no Class A ordinary shares with sole power to dispose or to direct the disposition of.
Shared power to dispose or to direct the disposition:
Gaorong Technology Consulting Limited holds 74,814,973 Class A ordinary shares with shared power to dispose or to direct the disposition of.

Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership) holds 74,814,973 Class A ordinary shares with shared power to dispose or to direct the disposition of.

Xizang Gaorong Capital Management Co., Ltd. holds 74,814,973 Class A ordinary shares with shared power to dispose or to direct the disposition of.

Beijing Gaorong Capital Management Consulting Co., Ltd. holds 74,814,973 Class A ordinary shares with shared power to dispose or to direct the disposition of.

Gaorong Group Holdings Limited holds 57,368,488 Class A ordinary shares with shared power to dispose or to direct the disposition of.

Banyan Partners Fund III, L.P. holds 79,807,311 Class A ordinary shares with shared power to dispose or to direct the disposition of.

Banyan Partners Fund III-A, L.P. holds 1,435,546 Class A ordinary shares with shared power to dispose or to direct the disposition of.

Banyan Partners III Ltd. holds 81,242,857 Class A ordinary shares with shared power to dispose or to direct the disposition of.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit I: Joint Filing Agreement by and among Gaorong Technology Consulting Limited, Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership), Xizang Gaorong Capital Management Co., Ltd., Beijing Gaorong Capital Management Consulting Co., Ltd., Gaorong Group Holdings Limited, Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., and Banyan Partners III Ltd (incorporated by reference to Exhibit I to the Schedule 13G filed with the U.S. Securities and Exchange Commission by the Reporting Persons on February 11, 2022).

## Signatures
- Gaorong Technology Consulting Limited: /s/ Peter Wong, Peter Wong/Authorized Signatory (02/13/2026)
- Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership): /s/ Peter Wong, Peter Wong/Authorized Signatory (02/13/2026)
- Xizang Gaorong Capital Management Co., Ltd.: /s/ Peter Wong, Peter Wong/Authorized Signatory (02/13/2026)
- Beijing Gaorong Capital Management Consulting Co., Ltd.: /s/ Peter Wong, Peter Wong/Authorized Signatory (02/13/2026)
- Gaorong Group Holdings Limited: /s/ Peter Wong, Peter Wong/Authorized Signatory (02/13/2026)
- Banyan Partners Fund III, L.P.: /s/ Peter Wong, Peter Wong/Authorized Signatory (02/13/2026)
- Banyan Partners Fund III-A, L.P.: /s/ Peter Wong, Peter Wong/Authorized Signatory (02/13/2026)
- Banyan Partners III Ltd.: /s/ Peter Wong, Peter Wong/Authorized Signatory (02/13/2026)
Comment: Not Applicable.